IMPAC FUNDING CORPORATION
                                 MASTER SERVICER
                           IMPAC SECURED ASSETS CORP.
                                     COMPANY
                MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-3

          ____________________________________________________________

                        Supplement dated October 17, 2003
                                       to
                    Prospectus Supplement dated July 29, 2003
                                       to
                         Prospectus dated March 28, 2003

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the prospectus supplement dated July 29, 2003.

         The following paragraphs shall be inserted after the last paragraph under "Risk Factors--The Mortgage Loans Were Underwritten to Non-Conforming Underwriting Standards, Which May Result in Losses or Shortfalls to Be Incurred on the Offered Certificates" on page S-11:

         SOME OF THE MORTGAGE LOANS HAVE AN INITIAL INTEREST ONLY PERIOD, WHICH MAY RESULT IN INCREASED DELINQUENCIES AND LOSSES WITH RESPECT TO THESE MORTGAGE LOANS

                  Approximately 10.66% and 1.61% of the mortgage loans (by aggregate outstanding principal balance of the mortgage loans as of the cut-off date) have initial interest only periods of five and ten years, respectively. During this period, the payment made by the related borrower will be less than it would be if the mortgage loan amortized. In addition, the mortgage loan balance will not be reduced by the principal portion of scheduled monthly payments during this period. As a result, no principal payments will be made to the offered certificates from these mortgage loans during their interest only period except in the case of a prepayment.

                  After the initial interest only period, the scheduled monthly payment on these mortgage loans will increase, which may result in increased delinquencies by the related borrowers, particularly if interest rates have increased and the borrower is unable to refinance. In addition, losses may be greater on these mortgage loans as a result of the mortgage loan not amortizing during the early years of these mortgage loans. Although the amount of principal included in each scheduled monthly payment for a traditional mortgage loan is relatively small during the first few years after the origination of a mortgage loan, in the aggregate the amount can be significant. Any resulting delinquencies and losses, to the extent not covered by credit enhancement, will be allocated to the offered certificates.

                  Mortgage loans with an initial interest only period are relatively new in the mortgage marketplace. The performance of these mortgage loans may be significantly different than mortgage loans that fully amortize. In particular, there may be a higher expectation by these borrowers of refinancing their mortgage loans with a new mortgage loan, in particular one with an initial interest



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         only period, which may result in higher or lower prepayment speeds than would otherwise be the case. In addition, the failure to build equity in the property by the related mortgagor may affect the delinquency and prepayment of these mortgage loans.

         The following shall be inserted after the third full paragraph appearing on page S-18 under "The Mortgage Pool--Mortgage Loan Characteristics":

                  Approximately 10.66% and 1.61% of the mortgage loans have initial interest only periods of five and ten years, respectively.

         The following shall be inserted after the second paragraph appearing on page S-43 under "Yield on the Certificates--General Yield and Prepayment Considerations":

                  Approximately 10.66% and 1.61% of the mortgage loans have initial interest only periods of five and ten years, respectively. During this period, the payment made by the related borrower will be less than it would be if the mortgage loan amortized. In addition, the mortgage loan balance will not be reduced by the principal portion of scheduled monthly payments during this period. As a result, no principal payments will be made to the offered certificates from these mortgage loans during their interest only period except in the case of a prepayment.

         The word "and" appearing before, and the period appearing after, clause
(xi) on page S-47 under "Yield on the Certificates--Weighted Average Lives" shall be deleted in their entirety.

         The following shall be inserted after clause (xi) on page S-47 under "Yield on the Certificates--Weighted Average Lives":

                  ; and (xii) none of the mortgage loans have an interest only period.


                            BEAR, STEARNS & CO. INC.
                                   UNDERWRITER